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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                             UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

                            TOWER PROPERTIES COMPANY
                       (Name of Subject Company (Issuer))

                            TOWER PROPERTIES COMPANY
                       (Names of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    891852105
                      (CUSIP Number of Class of Securities)

                                   Copies to:

                                Stanley J. Weber
                    Vice President, Chief Financial Officer,
                             Treasurer and Secretary
                            Tower Properties Company
                           911 Main Street, Suite 100
                           Kansas City, Missouri 64105
                                 (816) 374-0613
                     (Name, address and telephone number of
                    person authorized to receive notices and
                   communications on behalf of filing persons)

                                 With copies to:

                                 John A. Granda
                           Stinson Morrison Hecker LLP
                         1201 Walnut Street, Suite 2500
                           Kansas City, Missouri 64106
                                 (816) 691-3188

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION

     Previously Disclosed.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

     Previously Disclosed.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Previously Disclosed.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     The last two sentences of the sixth complete paragraph of Item 4, which presently read:

     "Tower further notes that the Tender Offer is subject to a number of conditions that may or may not be satisfied or waived by Mercury, which provides no assurance that the Tender Offer will be consummated. However, Mercury has confirmed to Tower through its legal counsel that the Split Transaction would not prevent any of the conditions to the Tender Offer from being satisfied."

are hereby deleted and the following sentences are substituted in lieu thereof:

     "Tower further notes that the Mercury Tender Offer is subject to a number of conditions that may or may not be satisfied or waived by Mercury, including a condition that Tower shall not have established a shareholders' meeting date for a proposed split of its Shares, which provides no assurance that the Tender Offer will be consummated. Mercury has confirmed to Tower through its legal counsel that as long as no meeting date has been established for a special meeting of Tower's shareholders to consider the Split Transaction, the failure of such condition to the consummation of the Mercury Tender Offer shall not have been triggered. Due to the time required for Tower to prepare and file with the SEC a preliminary proxy statement and Schedule 13E-3 Transaction Statement with respect to the Split Transaction, and to respond to any SEC comments on such filings, Tower does not expect to establish the date of a special meeting of its shareholders to consider the Split Transaction until after the expiration date of the Mercury Tender Offer."

     The following paragraphs are hereby added to Item 4:

     "On November 28, 2005, one of Tower's shareholders provided it with a copy of a letter the shareholder had received from Park GP, Inc. ("PGP"), dated November 15, 2005, in which PGP offers to purchase (the "PGP Tender Offer") up to 6,000 Tower Shares. The PGP Tender Offer states that the price offered is $345 per Share, which amount will be reduced by any distributions declared or paid by Tower after November 1, 2005. As of November 30, 2005, there were 185,053 of our Shares issued and outstanding. The 6,000 Shares sought in the PGP Tender Offer represent approximately 3.2% of our outstanding Shares which, together with 962 Shares which PGP states that it owns, represent approximately 3.8% of our outstanding Shares.


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     For the reasons set forth below, Tower is advising its shareholders that it has the following position with respect to the PGP Tender Offer:

          - Although the cash consideration of $345 per Share offered in the PGP Tender Offer is $5 per Share higher than the $340 per Share which is being offered by Mercury in the pending Mercury Tender Offer for Tower Shares, for the procedural and other reasons set forth below, Tower expresses no opinion and remains neutral toward the PGP Tender Offer.

          - Tower believes that shareholders should make their own independent investment decisions with respect to accepting or rejecting the PGP Tender Offer, after seeking the advice of their own financial, tax and other advisors.

          - Although Tower recommends neither acceptance nor rejection of the PGP Tender Offer, Tower believes that if shareholders decide that now is a good time to sell some or all of their Shares to PGP at a purchase price of $345 per Share, subject to the terms and conditions of its Tender Offer, the PGP Tender Offer may give shareholders the opportunity to liquidate some or all of their Shares at a price that Tower believes is fair from a financial point of view.

     Tower is unable to predict whether the PGP and the Mercury Tender Offers will result in the bidders purchasing a substantial number of Tower Shares. Tower notes that the 36,500 Shares sought by the bidders in the Mercury and PGP Tender Offers represent approximately 74% of Shares presently beneficially owned by persons other than persons affiliated with Tower's directors, executive officers, 10% shareholders, and the bidders, which indicates that the bidders may be unable to acquire all of the 36,500 Shares sought by them in their Tender Offers. Tower is also unable to determine whether the Tender Offers will reduce the number of its shareholders of record to a sufficient number below 300 to enable Tower to assure that Tower can suspend its reporting obligations under the federal securities laws.

     In a letter to Tower shareholders, dated November 21, 2005, Tower took the following positions with respect to the Mercury Tender Offer, depending upon the number of Shares that shareholders own:

               - Tower recommended that Small Shareholders accept Mercury's Tender Offer at $340 per Share with respect to their Shares.

               - With respect to the acceptance or rejection by Large Shareholders of the Mercury Tender Offer, Tower expressed no opinion and remained neutral toward such Tender Offer.

     Tower made its recommendation to Small Shareholders because Tower continues to believe that it is in the best interests of Tower and its shareholders to suspend its reporting and other obligations under the federal securities laws in order to save expenses and intends to promptly effectuate the proposed Split Transaction to accomplish this objective, and the Mercury Tender Offer provides Small Shareholders the opportunity to sell some or all of their Shares under the Mercury Tender Offer at a price which is $20 higher per Share than the $320 per Share


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which will be paid to them in the Split Transaction, which will potentially enable Tower to achieve its corporate objective of suspending its reporting obligations under the federal securities laws with the use of less corporate funds.

     Although Tower continues to recommend that Small Shareholders accept Mercury's Tender Offer at $340 per Share, Tower expresses no opinion and remains neutral toward the PGP Tender Offer based on the following reasons:

     (1) The decisions of Large Shareholders (holders of 50 or more Shares) as to whether to tender or refrain from tendering their Shares under the PGP Tender Offer or the Mercury Tender Offer depend on factors personal to Large Shareholders, such as their needs for immediate liquidity, investment time horizons and tax positions.

     (2) Tower believes that there are greater risks to shareholders in tendering their Shares under the PGP Tender Offer than there are in tendering their Shares under the Mercury Tender Offer. Although the cash consideration of $345 per Share offered in the PGP Tender Offer is $5.00 per Share (or 1.5%) higher than the $340 per Share cash consideration offered in the Mercury Tender Offer, tendering Shares under the PGP Tender Offer has the following higher risks:

          - The PGP Tender Offer is made on a "first-received, first-buy" basis. Since PGP would beneficially own less than 5% of Tower's outstanding Shares if the PGP Tender Offer is successful, the PGP Tender Offer is not subject to Section 14(d) of the Exchange Act, which includes the requirements that shareholders have certain rights to withdraw their Shares tendered to the bidder, to have their Shares purchased by the bidder on a pro-rata basis to the extent the tender offer is oversubscribed and to receive the highest price per Share paid to any shareholder tendering to the bidder. PGP has chosen not to voluntarily grant these rights to Tower shareholders. As a consequence:

               - Shareholders have not been granted rights to withdraw their Shares tendered under the PGP Tender Offer. If any bidder should make a higher offer after shareholders have tendered their Shares under the PGP Tender Offer, shareholders would not have the ability to withdraw their Shares and receive the higher offering price. In contrast, Mercury's Tender Offer gives shareholders (i) the right to withdraw their Shares tendered to Mercury at any time on or prior to the expiration date of its Tender Offer, which is midnight, December 7, 2005, or until such later time and date as Mercury extends its Tender Offer, as well as (ii) the right to withdraw their shares tendered which have not been accepted and paid for by Mercury by January 6, 2006.

               - The risk of oversubscription is higher under the PGP Tender Offer than under the Mercury Tender Offer because a substantially smaller number of Shares is being sought by PGP (6,000) than is being sought


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                    by Mercury (30,500). If shareholders tender their Shares
                    under the PGP Tender Offer and PGP purchases 6,000 Shares on a "first-received, first-buy" basis before the expiration date of its Tender Offer, the PGP Tender Offer gives shareholders no right to have their Shares purchased by PGP on a pro rata basis to the extent the offer is oversubscribed. In addition, if their Shares are not purchased by PGP, their Shares may not be returned to them by PGP for an extended period of time, which would prevent shareholders from selling their Shares in the event any bidder makes a higher offer for their Shares or the market price for the Shares increases prior to the return of their Shares. In contrast, the Mercury Tender Offer commits to purchase 30,500 shares on a pro rata basis based on the number of Shares tendered and not withdrawn as of the expiration date of its Offer.

               - If shareholders tender their Shares under the PGP Tender Offer and their Shares are purchased by PGP, PGP has made no commitment to pay shareholders the highest price per Share paid to any tendering shareholder, if PGP subsequently determines to raise its Tender Offer price of $345 per Share. The Mercury Tender Offer contains a commitment to pay to all shareholders the highest price per Share paid to any shareholder tendering under its Tender Offer.

          - The cash to be paid by PGP for Shares purchased under its Tender Offer is subject to equity financing. The PGP Tender Offer states that it has "equity commitments available" in excess of the maximum Shares it is willing to purchase under its Tender Offer. Tower does not know the financial resources underlying PGP's available equity commitments, or the terms and conditions thereof.

          - The PGP Tender Offer is the third tender offer made by PGP for Tower Shares within the past 18 months. Neither of PGP's prior tender offers was successful. On June 18, 2004, PGP made a tender offer to Tower shareholders to purchase 2,000 Shares at a price of $185 per Share, which represented an 18% discount to the trading price of $225 per Share at which the Shares traded on the most recent date prior to the commencement of such tender offer. On April 20, 2005, PGP made a tender offer to Tower shareholders to purchase 2,000 Shares at a price of $201 per Share, which represented a 27% discount to the most recent trading price of $275 per Share at which the Shares traded prior to the commencement of such tender offer. PGP stated that it owned 868 Shares upon the commencement of the June 18, 2004 tender offer and that it owned 1,017 Shares at the time of commencement of the April 20, 2005 tender offer. The present PGP Tender Offer states that PGP and its affiliates own 962 Shares prior to the commencement of this Tender Offer.

          - However, as noted above, the Mercury Tender Offer is subject to a number of conditions that may or may not be satisfied or waived by


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               Mercury, which provides no assurance that the Mercury Tender
               Offer will be consummated. The PGP Tender Offer does not contain similar conditions.

     (3) While the current trading market for Tower Shares is not liquid or efficient, it may potentially become less liquid and efficient in relative terms if the PGP Tender Offer, the Mercury Tender Offer or the Split Transaction is consummated.

     (4) Tower believes that its Shares represent a sound, long-term investment and intends to continue to operate Tower in the interests of all of its shareholders. Shareholders whose Shares are tendered and accepted under the PGP Tender Offer will no longer have a continuing interest as shareholders with respect to their Shares purchased in such Tender Offer and will not share in any future earnings and growth of Tower. To Tower's knowledge, none of its directors, executive officers, or their affiliates currently intends to sell or tender their Shares under the PGP Tender Offer and all of such persons intend to hold their Shares. Commerce Bank, N.A., a beneficial owner in a representative capacity of more than 10% of the outstanding Shares, has advised that it expects that some clients might tender their Shares under the PGP Tender Offer, depending on their investment time horizons, liquidity needs, legal and tax considerations, and other unique circumstances.

     PGP's purchase of Shares under the PGP Tender Offer, Mercury's purchase of Shares under the Mercury Tender Offer and Tower's purchase of Shares from Small Shareholders in the Split Transaction, if such transactions are implemented, will reduce the number of Shares which are publicly traded, as well as the number of Tower shareholders. The Shares are currently quoted on the OTC Bulletin Board. If Tower is able to suspend its reporting obligations under the Exchange Act, the Shares would no longer be eligible for OTC Bulletin Board trading. Although Tower intends to continue to make available current public information concerning Tower after ceasing to be a reporting company in order for the Shares to be considered for "pink sheets" quotations of unsolicited customer orders, there is no guarantee that the Shares will always be available for "pink sheets" trading. Suspension of Tower's reporting obligations under the Exchange Act would substantially reduce the information required to be furnished by it to shareholders and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement that it furnish a proxy statement and annual report to shareholders pursuant to Section 14(a), the disclosure and substantive protections for tender offers subject to Section 14(d), and the requirements of Rule 13e-3 with respect to "going private" transactions, no longer applicable to Tower. All of the foregoing matters may have an adverse effect upon the future liquidity and market value of the remaining Shares."

     TOWER INTENDS TO FILE A PROXY STATEMENT CONCERNING THE PROPOSED SPLIT TRANSACTION WITH THE SEC. ALL SHAREHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE SPECIAL MEETING AND THE PROPOSED TRANSACTION. SHAREHOLDERS MAY OBTAIN THE DOCUMENTS FILED WITH THE SEC FREE OF CHARGE AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. IN ADDITION, SHAREHOLDERS MAY OBTAIN DOCUMENTS


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FILED WITH THE SEC BY TOWER FREE OF CHARGE BY REQUESTING THEM IN WRITING FROM
TOWER AT 911 MAIN STREET, SUITE 100, KANSAS CITY, MISSOURI 64105, ATTENTION:
INVESTOR RELATIONS. TOWER WILL ALSO MAIL A COPY OF THE DEFINITIVE PROXY STATEMENT PRIOR TO THE SPECIAL MEETING TO ITS SHAREHOLDERS ENTITLED TO VOTE AT THE SPECIAL MEETING.

     TOWER AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM TOWER'S SHAREHOLDERS. A LIST OF THE NAMES OF THOSE DIRECTORS AND EXECUTIVE OFFICERS AND DESCRIPTIONS OF THEIR INTERESTS IN TOWER IS CONTAINED IN TOWER'S PROXY STATEMENT FILED WITH THE SEC ON MARCH 30, 2005. SHAREHOLDERS MAY OBTAIN ADDITIONAL INFORMATION ABOUT THE INTERESTS OF THE DIRECTORS AND EXECUTIVE OFFICERS IN THIS TRANSACTION BY READING THE PROXY STATEMENT WITH RESPECT TO THIS TRANSACTION WHEN IT BECOMES AVAILABLE.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

     Previously disclosed.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Previously disclosed.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Previously disclosed.

ITEM 8. ADDITIONAL INFORMATION

     None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

          (a)(3) Form 8-K Current Report of Tower filed with the SEC on December 2, 2005 and incorporated herein by reference.

          (a)(4) Letter of solicitation or recommendation to Tower shareholders, dated December 2, 2005.


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        TOWER PROPERTIES COMPANY


                                        By: /s/ Thomas R. Willard
                                            ------------------------------------
                                        Name: Thomas R. Willard
                                        Title: President and Chief Executive
                                               Officer

Dated: December 2, 2005


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